UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FIRST FEDERAL BANCSHARES OF ARKANSAS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

32020F-303

(CUSIP Number)

Richard N. Massey Bear State Financial Holdings, LLC 900 S. Shackleford, Suite 215 Little Rock, Arkansas 72211 (501) 320-4862

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Daniel L. Heard

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

May 3, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 32020F-303

1	NAME OF REPORTING PERSONS Bear State Financial Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 17,115,262(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 17,115,262(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,115,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.6%(2) of Common Stock
14	TYPE OF REPORTING PERSON PN

(1)	Includes (i) 15,425,262 shares of common stock of First Federal Bancshares of Arkansas, Inc. (the “Company”) and (ii) a warrant to purchase 1,690,000 shares of common stock of the Company.
(2)

Based upon 16,394,619 shares of common stock of the Company issued and outstanding as reported in its preliminary proxy statement filed on May 6, 2011 for its annual meeting of stockholders to be held on June 22, 2011, plus 1,690,000 shares of common stock issuable upon exercise by Bear State Financial Holdings, LLC (the “Investor”) of the warrant described herein.

CUSIP No. 32020F-303

1	NAME OF REPORTING PERSON Richard N. Massey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 17,115,262(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 17,115,262(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,115,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.6%(2) of Common Stock
14	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 15,425,262 shares of common stock of the Company and (ii) a warrant to purchase 1,690,000 shares of common stock of the Company. As managing member of the Investor with voting and dispositive power over the shares of common stock owned by the Investor, Mr. Massey is deemed to be the beneficial owner of all shares of common stock owned by the Investor or to be issued to the Investor upon exercise of the warrant described herein.

(2)

Based upon 16,394,619 shares of common stock of the Company issued and outstanding as reported in its preliminary proxy statement filed on May 6, 2011 for its annual meeting of stockholders to be held on June 22, 2011, plus 1,690,000 shares of common stock issuable upon exercise by the Investor of the warrant described herein.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of First Federal Bancshares of Arkansas, Inc. (the “Company”), a Texas corporation. The Company’s principal executive offices are located at 1401 Highway 62-65 North, Harrison, Arkansas 72601.

Item 2.	Identity and Background

(a) This Statement is being jointly filed by Bear State Financial Holdings, LLC, an Arkansas limited liability company (the “Investor”), and Mr. Richard N. Massey, the managing member of the Investor. Each of the foregoing is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal executive offices of the Investor are located at, and the business address of Mr. Massey is, 900 S. Shackleford, Suite 215, Little Rock, Arkansas 72211.

(c) The principal business of the Investor is investing in securities. Mr. Massey’s principal occupations include serving as the managing member of the Investor, as Chairman of the Company, and as partner of Westrock Capital Partners, LLC, an Arkansas limited liability company (“Westrock”). Westrock is a private investment partnership located at 900 S. Shackleford, Suite 215, Little Rock, Arkansas 72211.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Massey is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On January 27, 2011, the Company, First Federal Bank, a federally chartered stock savings and loan association and wholly-owned subsidiary of the Company (the “Bank), and the Investor entered into an Investment Agreement, as amended on April 20, 2011 (the “Investment Agreement”). Pursuant to the Investment Agreement, on May 3, 2011, the Investor purchased from the United States Department of the Treasury (“Treasury”) for $6 million 16,500 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”) and a warrant to purchase 321,847 shares of Common Stock at an initial exercise price of $7.69 per share (“TARP Warrant”), both of which were previously issued to the Treasury in connection with the Troubled Asset Relief Program – Capital Purchase Program. Also on May 3, 2011, the Investor purchased in a private placement 15,425,262 shares of the Company’s Common Stock (the “First Closing Shares”) and a warrant to purchase 2,000,000 shares of the Company’s Common Stock at an exercise price of $3.00 per share (the “Investor Warrant”) by paying to the Company aggregate consideration of $46.3 million, which consisted of (i) $40.3 million in cash and (ii) the Investor’s surrender to the Company of the Series A Preferred Stock and TARP Warrant for a $6 million credit against the $46.3 million purchase price. Reference is made to Item 5(c) below regarding a partial assignment of the Investor Warrant by the Investor since the First Closing (defined below). The First Closing Shares and the Investor Warrant (after giving effect to the partial assignment described in Item 5(c)) are collectively referred to in this Statement as the “Securities.” The issuance and sale of the Securities on May 3, 2011 is referred to in this Statement as the “First Closing.”

The Investor funded the purchase of the Securities from working capital, which funds were originally obtained through one or more private placements conducted by the Investor.

Item 4.	Purpose of Transaction

The Investor acquired the Securities pursuant to the Investment Agreement. The Investor currently intends, although it is not required, to maintain its position as the controlling stockholder of the Company and to play a major role in its strategic direction.

Notwithstanding the foregoing or as discussed below, the Investor may determine, subject to the limitations in the Investment Agreement and applicable law, to change its intent with respect to the Securities or the direction of the Company at any time in the future. Subject to overall market conditions, investment opportunities available to the Investor, and the market price of the Securities, the Investor reserves the right (i) subject to limitations in the Investment Agreement and applicable regulatory limitations, to acquire additional securities of the Company, or to dispose of the Securities, from time to time, whether in the open market, in privately negotiated transactions, or in affiliate transactions, (ii) to dissolve and distribute some of or all of the Securities to its members, (iii) to cause the Company to undertake any extraordinary corporate transaction such as a merger, consolidation, reorganization or other business combination involving the Company or the Bank or (iv) to take any other action similar to the foregoing. In reaching any conclusion as to its future course of action, the Investor may take into consideration various factors, such as the Company’s condition, business, operations, assets, liabilities and prospects, other developments concerning the Company and the industry and markets in which it operates, changes or potential changes in laws and regulations, other business opportunities available to the Investor, developments with respect to the businesses of the Investor, tax considerations, and general economic and equity, fixed income and other market conditions, including, but not limited to, the market price of the Company’s Common Stock.

Except as set forth above, the Investor does not have any current plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Investor reserves the right to change its intention with respect to any or all of the matters referred to in such Item of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of the date on which this Statement was initially filed, the Investor beneficially owned 17,115,262 shares of Common Stock (assuming exercise of the Investor Warrant), which, in the aggregate, represents 94.6% of the Company’s outstanding Common Stock. By virtue of his position as the managing member of the Investor, Mr. Massey has voting and dispositive power with respect to the Common Stock directly held by the Investor and therefore is deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by the Investor.

Investor Warrant. The Investor Warrant expires on the three year anniversary of the Second Closing (defined below) and is exercisable, in whole or in part, for 1,690,000 shares of the Company’s Common Stock at an exercise price of $3.00 per share. The Investor Warrant and the rights thereunder are fully transferrable, in whole or in part, by the Investor. Reference is made to Item 5(c) below regarding a partial assignment of the Investor Warrant by the Investor since the First Closing. Exercise of the Investor Warrant is subject to the overall limitation on the Investor’s ownership of 94.9% of the Company’s Common Stock. The Investor Warrant is included as an exhibit to this Statement and incorporated by reference into this Item.

Rights Offering and Backstop Commitment. Pursuant to the Investment Agreement and after the Investor purchased the Securities, the Company commenced a stockholder rights offering (the “Rights Offering”) to purchase shares of the Company’s Common Stock. Pursuant to the Rights Offering, stockholders who held shares of the Company’s Common Stock on March 23, 2011, the record date for the Rights Offering, received the right to purchase three (3) shares of the Company’s Common Stock for each one (1) share held by such stockholder (as adjusted to take into account a 1-for-5 reverse stock split the Company conducted on May 3, 2011 prior to the First Closing) at $3.00 per share. Pursuant to the Investment Agreement, the Investor has committed to purchase in a private placement any unsold shares of the Company’s Common Stock offered in the Rights Offering at a purchase price of $3.00 per share, subject to the satisfaction of certain conditions set forth in the Investment Agreement and an overall limitation on the Investor’s ownership of 94.9% of the Company’s Common Stock. On or soon after the closing date of the Rights Offering, the Company will sell to the Investor any unsold shares of Common Stock offered in the Rights Offering (the “Second Closing”), subject to the satisfaction of the conditions to the Second Closing as set forth in the Investment Agreement.

(b) The managing member of the Investor has the exclusive right to do all things on behalf of the Investor necessary to manage, conduct, control and operate its business, including the right to vote or to dispose of all securities, including the Securities, held by the Investor. Mr. Massey, as the Investor’s managing member, has the power to vote and to dispose of the Securities.

(c) The purchase of the Securities occurred at the First Closing. On May 3, 2011, immediately following the First Closing, the Investor assigned a portion of the Investor Warrant, representing the right to purchase 310,000 shares of the Company’s Common Stock at an exercise price of $3.00 per share, to certain of its employees and advisers.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Investment Agreement, and Amendment No. 1 thereto, are included as exhibits to this Statement and incorporated by reference into this Item. The Investment Agreement includes, among other provisions, the following terms:

Board Representation. Pursuant to the Investment Agreement, on April 29, 2011, the Company increased the size of its board of directors from five (5) to seven (7) members and appointed Messrs. Massey, W. Dabbs Cavin, Scott T. Ford and K. Aaron Clark to the board effective immediately following the First Closing, with Mr. Massey serving as Chairman. Each of the new directors was designated by the Investor to serve on the Company’s board. The appointments filled the two vacancies created by the increase of board size and two additional vacancies created by the resignation of two board members pursuant to the Investment Agreement.

Registration Rights. The Investment Agreement grants the Investor customary registration rights, including certain shelf, demand and piggyback registration rights, with respect to the Securities, including the shares of Common Stock issued or issuable upon exercise of the Investor Warrant.

Preemptive Rights. The Investment Agreement provides that, subject to certain exceptions, so long as the Investor owns 33% or more of the Company’s Common Stock then outstanding, at any time that the Company proposes to offer or sell any equity (including Common Stock, preferred stock or restricted stock) or other securities, including options that are, or debt that is, convertible or exchangeable into equity or that includes an equity component, the Investor must first be afforded the opportunity to acquire its pro rata share of such offered securities for the same price (net of any underwriting discounts or sales commissions) and on the same terms as proposed to be offered to others.

Item 7.	Material to be Filed as Exhibits

A.	Investment Agreement dated as of January 27, 2011 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 28, 2011).

B.	Amendment No. 1 to Investment Agreement dated as of April 20, 2011 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2011).

C.	First Federal Bancshares of Arkansas, Inc. Common Stock Purchase Warrant dated May 3, 2011 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 3, 2011).

D.	Joint Filing Agreement dated as of May 10, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2011

BEAR STATE FINANCIAL HOLDINGS, LLC

By:	/s/ WILLIAM “GOOSE” CHANGOSE
Name:	William “Goose” Changose
Title:	Chief Operating Officer

RICHARD N. MASSEY

/s/ RICHARD N. MASSEY

EXHIBIT D

Joint Filing Agreement

This Agreement is made this 10th day of May, 2011, by and between each of the undersigned.

WHEREAS, each of the undersigned is required to file a Schedule 13D with respect to beneficial ownership of securities in First Federal Bancshares of Arkansas, Inc., a Texas corporation (the “Company”);

NOW, THEREFORE, the undersigned agree (i) to jointly file a Schedule 13D reflecting their combined beneficial ownership of securities in the Company and (ii) to jointly file any amendment or amendments thereto.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of the date first written above.

BEAR STATE FINANCIAL HOLDINGS, LLC

By:	/s/ WILLIAM “GOOSE” CHANGOSE
Name:	William “Goose” Changose
Title:	Chief Operating Officer

RICHARD N. MASSEY

/s/ RICHARD N. MASSEY